Designated Filer: William H. Janeway
Issuer & Ticker Symbol:   NYFIX, Inc. (NYFX)
Date of Event Requiring Statement:    December 31, 2008

                                                                    Exhibit 99.1


                            Explanation of Responses:


   (1) On December 31, 2008, 525,000 shares of common stock, par value $0.001 per share ("Common Stock") of NYFIX, Inc. (the "Issuer") were issued to Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), by the Issuer in payment of a dividend on the Series B Voting Convertible Preferred Stock (the "Preferred Stock") required to be paid pursuant to the Certificate of Designation, a copy of which was attached as
   Exhibit 3.2 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2006. The number of shares of Common Stock issued in payment of the dividend was determined by dividing
   (i) the amount of the dividend that would have been payable with respect to such share of Preferred Stock had such dividend been paid in cash ($1.75) by
   (ii) the applicable conversion price ($5.00) now in effect.

   (2) Following the issuance discussed in note 1, WP IX is the direct record owner of 3,850,227 shares of Common Stock, 1,500,000 shares of Preferred Stock and a Warrant to purchase an aggregate of 2,250,000 shares of Common Stock (the "Warrant"). Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at an initial conversion price of $5.00 per share, subject to certain adjustments in accordance with the terms of the Preferred Stock. The Preferred Stock is convertible, in whole or in part, at any time and from time to time at the holder's election. The Preferred Stock is convertible at the option of the Issuer, in whole or in part, if the price per share of the Common Stock reaches certain levels. Such conversion rights do not expire. The exercise price of the Warrant is initially equal to $7.75 per share, subject to certain adjustments in accordance with the terms of the Warrant. The Warrant is exercisable at any time, in whole or in part, at the holder's option until 5:00 p.m. Eastern Time on October 12, 2016, at which point the Warrant expires.

   (3) The sole general partner of WP IX is Warburg Pincus IX, LLC, a New York limited liability company ("WP IX LLC"). Warburg Pincus Partners, LLC, a New York limited liability company ("WPP LLC"), is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company ("WP LLC") manages WP IX. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Act"), WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WP IX. Each of WP, WP LLC, WPP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares of Common Stock and Preferred Stock and the Warrant, except to the extent of any indirect pecuniary interest therein.

   Mr. Janeway, who became a director of the Issuer on October 12, 2006, is a Partner of WP and a Member and Senior Advisor of WP LLC. As such, Mr. Janeway may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by WP IX. Mr. Janeway disclaims beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. Mr. Janeway does not directly own the Warrant or any shares of Preferred Stock. Mr. Janeway directly owns 3,896 shares of Common Stock.